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                           Sullivan & Cromwell
                            125 Broad Street
                           New York, NY 10004
                        Telephone: (212) 558-4000
                        Facsimile:  (212) 558-3588






                                                November 16, 1995



Gregory K. Brown, Esq.,
   Oppenheimer, Wolff & Donnelly,
      180 North Stetson Avenue,
         Chicago, Illinois  60601.

            Re:   CBI Industries, Inc.

Dear Greg:

            This letter responds to inquiries of your client, LaSalle National Trust, N.A., in its capacity as Trustee (the "Trustee") of the CBI Salaried Employee Stock Ownership Plan (1987) (the "ESOP"), as to how it may tender, pursuant to the Offer (as defined below), shares of Common Stock, par value $2.50 per share (the "Common Shares"), of CBI Industries, Inc., a Delaware Corporation ("CBI"), beneficially owned by it through its ownership of shares of $2.27 Convertible Voting Preferred Stock, Series C, par value $1.00 per share, of CBI (the "Preferred Shares"), without first converting such Preferred Shares into Common Shares. Your client has expressed concern that there exists the possibility that subsequent to its conversion of its Preferred Shares into Common Shares for purposes of accepting the Offer, the Purchaser (as defined below) would not accept Common Shares for payment because certain conditions to the Offer were not satisfied.

            This letter summarizes certain procedures pursuant to which LaSalle National Trust would be able to tender Common Shares beneficially owned by it through its ownership of the Preferred Shares, without having to convert its Preferred Shares into Common Shares prior to being advised that Common Shares were being accepted for payment pursuant to the Offer. Such summary does not purport to be complete, and you are referred to the procedures for the tender of Common Shares set forth in detail in the Offer to Purchase dated November 3, 1995 (the "Offer to Purchase") by PX Acquisition Corp., a Delaware corporation (the "Purchaser"),

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which is a wholly owned subsidiary of Praxair, Inc., a Delaware corporation, for cash all of the outstanding Common Shares (and Rights (as defined in the Offer to Purchase), if applicable), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

            Your client may tender Common Shares beneficially owned by it, without first having converted its Preferred Shares and thus obtained certificates for the Common Shares, by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase. By delivering such Notice of Guaranteed Delivery on or shortly prior to the Expiration Date, your client can properly tender its Common Shares prior to conversion and would only have to convert such Shares after determining that the Purchaser was accepting Common Shares for payment pursuant to the Offer.

            Paragraph 4(d) of the Certificate of Designations for the Preferred Shares (the "Certificate of Designations") should enable your client to comply with the requirement that certificates, or in the case of book-entry transfer, Book-Entry Confirmation (as defined in the Offer to Purchase), for the tendered Common Shares be received within the time period required by the guaranteed delivery procedures. Paragraph 4(d) essentially states that CBI will, as soon as practicable after the proper deposit of certificates for Preferred Shares for conversion pursuant to Certificate of Designations, deliver, at the office of the Transfer Agent for the Preferred Shares, certificates for the Common Shares into which the deposited Preferred Shares are convertible. Pursuant to Section 2 of the Offer to Purchase, the Purchaser has reserved the absolute right to waive any defect or irregularity in the tender of any Common Shares or Rights of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. Please be advised that the Purchaser would waive the requirement for delivery of the certificates for Common Shares by the Trustee within the specified period of time if such delivery were delayed by the inability of the Trustee to obtain such certificates from CBI in a timely fashion after effecting conversion.

            Thus, by tendering its Preferred Shares on or shortly before the Expiration Date under the above described

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guaranteed delivery procedures, LaSalle National Trust can properly tender its Common Shares pursuant to the requirements of the Offer, while preserving its option of not converting its Preferred Shares if the Purchaser does not accept tendered Common Shares for payment because certain conditions to the Offer are not satisfied and/or if the Purchaser extends the Expiration Date for the Offer.

            Please call me at (212) 558-3653 with any questions concerning this matter or if I otherwise can be of further assistance.

                                          Very truly yours,

                                          /s/ Neil T. Anderson

                                          Neil T. Anderson

cc:   David H. Chaifetz